UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70699/October 17, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15452

In the Matter of

ANHUI TAIYANG POULTRY CO., INC.,
   a/k/a THE PARKVIEW GROUP, INC.,
BUSINESS DEVELOPMENT
   SOLUTIONS, INC., and
TSINGYUAN BREWERY LTD.

ORDER MAKING FINDINGS
AND REVOKING REGISTRATIONS
BY DEFAULT

On September 5, 2013, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) against Respondents, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and are delinquent in their periodic filings, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

The Division of Enforcement has provided evidence that the OIP was served on Respondents on September 9, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due within ten days of service of the OIP. OIP at 3; see 17 C.F.R. §§ 201.160(b), .220(b). On September 26, 2013, Respondents were ordered to show cause, by October 7, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. OIP at 3; see 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Anhui Taiyang Poultry Co., Inc., a/k/a The Parkview Group, Inc. (DUKS),[1] Central Index Key (CIK) No. 1394120, is a Delaware corporation located in Ningguo City, Anhui Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DUKS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. As of August 28, 2013, the common stock of DUKS was quoted on OTC Link (formerly Pink

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[1] The short form of each issuer's name is also its stock symbol.

Sheets) operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Business Development Solutions, Inc. (BDEV), CIK No. 1136331, is a void Delaware corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BDEV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010, which reported a net loss of $6,112,676 for the prior year. As of August 28, 2013, the common stock of BDEV was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tsingyuan Brewery Ltd. (BEER), CIK No. 1103120, is a void Delaware corporation located in Linyi County, Shandong Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BEER is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. As of August 28, 2013, the common stock of BEER was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Anhui Taiyang Poultry Co., Inc., a/k/a The Parkview Group, Inc., Business Development Solutions, Inc., and Tsingyuan Brewery Ltd. are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge